EXHIBIT 21

Name of Subsidiary	Incorporated In	Wholly-Owned By
United Bank	Alabama	United Bancorporation Of Alabama

United Bancorp Capital Trust II	Alabama	United Bancorporation Of Alabama

United Insurance Services	Alabama	United Bank